FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TO MERGE OMANI OPERATIONS WITH OMAN INTERNATIONAL BANK

HSBC Bank Middle East Ltd ('HSBC'), an indirect wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement with Oman International Bank ('OIB') to merge its Oman branch ('HSBC Oman') with OIB. Following the merger, HSBC will hold 51% of the combined entity which will be re-named HSBC Bank Oman SOAG.

OIB, which is Oman's fifth largest bank with the second largest branch network in the country, had gross assets of US$3.2bn as at the end of December 2011. The merger will not affect OIB's listing on the Muscat Securities Market.

Under the terms of the merger, HSBC will inject additional capital of up to US$97.4m in cash from its internal resources into HSBC Oman and the business of HSBC Oman will then be merged with OIB. As at 31 December 2011 HSBC Oman had gross assets of US$2.5bn. OIB will issue to HSBC new shares equivalent to a 51% shareholding in the combined entity, HSBC Bank Oman SOAG. The HSBC Group will provide certain support services to HSBC Bank Oman SOAG under a services agreement with an initial term of 10 years.

Commenting on the transaction, Simon Cooper, Deputy Chairman and Chief Executive Officer of HSBC in the Middle East and North Africa, said: "This transaction presents HSBC with a great opportunity to invest for growth in a key Gulf economy. With over 60 years' presence in the country, we recognise the tremendous business opportunities in Oman."

The merger is subject to regulatory and other approvals, including approval by OIB's shareholders, and is expected to complete in the second quarter of 2012.

Media enquiries to:

Charles Clarke	+ 971 4 4235640	charleswclarke@hsbc.com
Paul Harris	+44 (0) 20 7992 2045	paul1.harris@hsbc.com

Notes to editors:

1. HSBC in the MENA Region
HSBC is the largest and most widely represented international banking organisation in the Middle East and North Africa (MENA), with a presence in 14 countries across the region. HSBC has operations in the United Arab Emirates, Egypt, Qatar, Oman, Bahrain, Kuwait, Jordan, Lebanon, Pakistan, Algeria and the Palestinian Autonomous Area. In Saudi Arabia, HSBC is a 40% shareholder of Saudi British Bank (SABB), and a 49% shareholder of HSBC Saudi Arabia for investment banking in the Kingdom. In Iraq, HSBC holds a majority shareholding in Dar Es Salaam Investment Bank. HSBC also maintains a representative office in Libya.

This presence, the widest reach of any bank in the region, comprises some 273 offices and around 12,000 employees. In the full year 2011, HSBC in the MENA region made a profit before tax of US$1,492m.

2. HSBC in Oman
HSBC is the largest international bank operating in the Middle East, and Oman is an important market in the region for the bank. Oman has one of the most stable political, social and economic environments in the region, with a growing economy supported by a young population and significant investments in infrastructure.

Oman is also a key access hub to the fast-growing trade corridors connecting the MENA region with Asia - a major focus for growth for HSBC. Its economy is forecast to grow at a compound annual growth rate of 4%1 forecast from 2011 to 2016.

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,556bn at 31 December 2011, the HSBC Group is one of the world's largest banking and financial services organisations.

Footnote:

1 International Monetary Fund Article IV Consultation Concluding Statement of the IMF Mission (Dec11)

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                               Date: 18 April, 2012